Exhibit O

1808 Eye Street, Floor 6	Washington DC, 20006

STAGWELL MEDIA LP MAKES FIRM, IMPROVED OFFER FOR COMBINING ITS GROWING DIGITAL

BUSINESSES WITH MDC PARTNERS (MDCA), AFTER FEEDBACK FROM SHAREHOLDERS

Issues Presentation Outlining the Merits of the Proposed Transaction and Demonstrates the Fairness of the Equity Split to MDC and Stagwell Shareholders

Washington, DC, June 14, 2021 – Stagwell Media LP (“Stagwell”) announced that it has provided the Special Committee of MDC Partners, Inc. (“MDC”) (Nasdaq: MDCA) with an improved final offer (the “Revised Offer”) to combine the high growth, digital businesses of Stagwell with MDC Partners. The Revised Offer provides that Stagwell would receive 185 million shares of MDC at the closing of the transaction, which is a reduction of 31 million shares from the original transaction that was recommended by the Special Committee and announced on December 21, 2020 (the “Approved Transaction”).

“The combination of Stagwell and MDC provides both sets of shareholders with enhanced opportunities for value creation,” said Mark Penn, Managing Partner of The Stagwell Group. “The new company will be positioned well to grow and compete, with more scale, less leverage and a strong position anticipated in the fastest growing, digital sectors of the marketing and advertising industry.”

After suggesting a potential revised offer on June 6, we went through a process of consulting with major shareholders and believe, based on those discussions, we are now in alignment with major holders; this should enable the Special Committee expeditiously to assess and approve the Revised Offer, amend the Approved Transaction and reschedule the MDC shareholder meeting for July.

“This is the moment,” Mr. Penn said, “to give nearly 10,000 employees the certainty of a vote and a final deal so their careers can move forward.”

Stagwell released a presentation to MDC shareholders, which is available here https://bit.ly/3cDbC88, describing the merits of the combination and the fairness of the transaction to MDC shareholders. A video on the combination can be found here: https://bit.ly/2SvTqXn.

Since Stagwell first announced its proposed combination with MDC approximately one year ago, MDC’s stock has risen from $1.15 per share to $5.58 per share at the close on Friday, far outpacing the market and MDC’s peers, indicating a strong reception for the combination.

At the current stock price, the transaction values MDC at 8.1x 2021 estimated Adjusted EBITDA, a premium to the multiple of peer companies when taking into account MDC’s higher leverage, greater revenue declines, lower digital services mix, smaller scale, limited liquidity and troubled history.

Stagwell has grown substantially on the top and bottom lines quarter-to-date over the same period in 2020.

“The pandemic, we believe, has only strengthened the relative valuations in Stagwell’s favor by causing a significant long-term acceleration of ecommerce -- a prime driver of digital marketing services – and a corresponding long-term decrease in conventional advertising,” Mr. Penn added. “In recognition of this trend, companies closely resembling Stagwell are valued at significantly higher, double-digit forward EBITDA multiples.”

1808 Eye Street, Floor 6	Washington DC, 20006

In addition to it giving up the right to 31 million shares of MDC, Stagwell has also proposed that each of Stagwell and Goldman Sachs & Co. LLC (together with its affiliates) would forego accretion under the terms of their respective preferred shares in the combined company for a period of one year following the closing of the Proposed Transaction and the Stagwell Net Debt Cap (as defined in the Transaction Agreement) would be increased to $285 million.

“When everything is taken into consideration,” Mr. Penn concluded, “this is a win-win proposition for investors, bondholders, customers and employees and it’s for this reason that Stagwell has gone one last mile to bring this deal over the finish line.”

About Stagwell Marketing Group

The Stagwell Marketing Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. Stagwell Media LP (“Stagwell Media), is a private equity fund that owns all interests in Stagwell Marketing Group LLC through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Media, Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell Media and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,425,714 Class A shares (representing 19.8% of the outstanding Class A subordinate voting shares) of MDC, collectively representing 19.9% of the issued and outstanding Class A subordinate voting shares of MDC, as calculated on an as-converted basis. There will be no change in the beneficial ownership of Stagwell Media and its affiliates of MDC securities following the announcement of the foregoing.

A copy of the early warning report to be filed under Canadian securities laws on www.sedar.com (“SEDAR”) by Stagwell Media in connection with the matters described in this press release may be obtained on Stagwell’s SEDAR profile or by contacting Stagwell at the contact information set forth below.

CONTACT:

Beth Lester Sidhu
beth@stagwellgroup.com
202-423-4414

1808 Eye Street, Floor 6	Washington DC, 20006

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Stagwell-MDC combination (the “Transaction”); the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

·	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;
·

adverse tax consequences in connection with the Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

·	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
·	the impact of uncertainty associated with the Transaction on Stagwell’s and MDC’s respective businesses;
·	direct or indirect costs associated with the Transaction, which could be greater than expected;
·	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
·	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

1808 Eye Street, Floor 6	Washington DC, 20006

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus").  This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction. MDC has mailed the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

1808 Eye Street, Floor 6	Washington DC, 20006

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.